July 23, 2018

Philip Angelastro
Executive Vice President and Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

       Re: Omnicom Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed July 17, 2018
           File No. 001-10551

Dear Mr. Angelastro:

       We have reviewed your June 27, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2018 letter.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to Consolidated Financial Statements
2. Revenue, page 6

1. We have reviewed your response to comment three. We note you have combined managing third-party service providers on behalf of clients to produce content or deliver media or production services with other services into a single performance obligation.
      Please provide us with a specific and comprehensive discussion of the nature of the activities involved in these management services. In addition, please clarify if you earn
 Philip Angelastro
Omnicom Group Inc.
July 23, 2018
Page 2
         any commissions specific to these services. If so, please tell us when the associated revenue is recognized. Finally, please tell us how you considered the guidance related to variable consideration for a series. Reference ASC 606-10-32-40.
2. We have reviewed your response to comment four. We note in your commission arrangements you consider the airing of media a constraint and only record revenue when the media has been run. Please further explain why an estimate of variable consideration cannot be made in an earlier period. In addition, please reconcile your response to your disclosure on page 7 hereunder in which you state that commission revenue is recognized when it is probable that the media will be run. Reference ASC 606-10-32-5 through 14.
3. We note your response to comment five. Please address the following items:
           Quantify the significance of media purchases where you act as an agent and those where you act as a principal.
           We note your assessment of indicators. Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the use of the purchased media and studio production services.
           Please discuss how you considered the use of your Annalect, Omni and Accuen platforms.
           In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for your purchased media and studio production services.


        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney at (202) 551-7237 or Celeste Murphy, Legal Branch Chief at (202) 551-3257
with any other questions.

FirstName LastNamePhilip Angelastro
Comapany NameOmnicom Group Inc.
                                                              Division of
Corporation Finance
July 23, 2018 Page 2                                          Office of
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